UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        | |  Rule 13d-1(b)

        | |  Rule 13d-1(c)

        |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                Page 1 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5


    1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                            Steven J. Lund
                            Kalleen Lund

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a) | |
                                                                       (b) | |
    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                            Steven J. Lund         :  United States of America
                            Kalleen Lund           :  United States of America

                    5    SOLE VOTING POWER
     NUMBER OF              Steven J. Lund         :  1,738,849 **SEE ITEM 4
      SHARES                Kalleen Lund           :  1,636,085 **SEE ITEM 4
   BENEFICIALLY
     OWNED BY       6    SHARED VOTING POWER
       EACH                 Steven J. Lund         :  1,150,372 **SEE ITEM 4
    REPORTING               Kalleen Lund           :  180,571 **SEE ITEM 4
   PERSON WITH:
                    7    SOLE DISPOSITIVE POWER
                            Steven J. Lund         :  3,374,934 **SEE ITEM 4
                            Kalleen Lund           :  1,636,085 **SEE ITEM 4

                    8    SHARED DISPOSITIVE POWER
                            Steven J. Lund         :  1,150,372 **SEE ITEM 4
                            Kalleen Lund           :  180,571 **SEE ITEM 4

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            Steven J. Lund         :  4,204,667 **SEE ITEM 4
                            Kalleen Lund           :  1,816,656 **SEE ITEM 4

   10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                      | |

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                            Steven J. Lund         :  11.6%
                            Kalleen Lund           :  5.2%

   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                            Steven J. Lund         :  IN
                            Kalleen Lund           :  IN





                                Page 2 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

Item 1.
        (a)  Name of Issuer
             The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

        (b)  Address of Issuer's Principal Executive Offices
             The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2.
        (a)  Name of Person Filing
             This report is being filed by Steven J. Lund and Kalleen Lund (referred to individually by name and referred to collectively as the "Reporting Persons").

        (b)  Address of Principal Business Office or, if none, Residence
             The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

        (c)  Citizenship
             The Reporting Persons are both citizens of the United States of America.

        (d)  Title of Class of Securities
             This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

        (e)  CUSIP Number
             The CUSIP number of the Class A Common Stock is  67018T-10-5.

Item 3.  Not applicable.

Item 4.  Ownership.

               Steven J. Lund

        (a) Steven J. Lund beneficially owns or may be deemed to beneficially own 4,204,667 shares of Class A Common Stock as follows:
               1,526,582 shares of Class A Common Stock, and 2,678,085 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for- one basis at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Steven J. Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 4,204,667 shares of Class A Common Stock referenced above:
               423,710 shares of Class A Common Stock and 1,321,332 shares of Class B Common Stock held directly by his wife, Kalleen Lund; 50,000 shares of Class A Common Stock and 55,571 shares of Class B Common Stock held indirectly as a co-trustee for The Steven J. and Kalleen Lund Foundation; 75,000 shares of Class B Common Stock held indirectly as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust; and 649,162 shares of Class A Common Stock held indirectly as a director of three of the Issuer's affiliated corporations.

        (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 2,678,085 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Steven J. Lund would beneficially own or may be deemed to beneficially own 4,204,667 shares of Class A Common Stock which would constitute 11.6% of the number of shares of the then outstanding Class A Common Stock.


                                Page 3 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

               Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,678,085 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, he would beneficially own or may be deemed to beneficially own 4,204,667 shares of Class A Common Stock which would constitute 0.8% of the aggregate voting power of the Issuer.

               Assuming no conversion of the outstanding 2,678,085 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, he would beneficially own or be deemed to beneficially own 1,526,582 shares of Class A Common Stock and 2,678,085 shares of Class B Common Stock which would constitute 4.9% of the aggregate voting power of the Issuer and 4.8% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

        (c) (i) Assuming conversion of all outstanding 1,362,639 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to vote or direct the vote, Steven J. Lund would have sole power to vote or direct the vote of 1,738,849 shares of Class A Common Stock as follows: 1,259,876 shares of Class A Common Stock held directly; and 102,763 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Trust.

               (ii)Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to vote or direct the vote, Steven J. Lund would have shared power to vote or direct the vote of 2,465,818 shares of Class A Common Stock as follows: 1,259,875 shares of Class A Common Stock held directly by his wife, Kalleen Lund; 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust; and 649,162 shares of Class A Common Stock held indirectly as a director of the three of the Issuer's affiliated corporations.

               (iii)Assuming conversion of all outstanding 1,362,639 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to dispose or direct the disposition, Steven J. Lund would have sole power to dispose or direct the disposition of 1,738,849 shares of Class A Common Stock as follows: 1,259,876 shares of Class A Common Stock held directly; and 102,763 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Trust.

               (iv)Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to dispose or direct the disposition, Steven J. Lund would have shared power to dispose or direct the disposition of 2,465,818 shares of Class A Common Stock as follows: 1,259,875 shares of Class A Common Stock held directly by his wife, Kalleen Lund; 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust; and 649,162 shares of Class A Common Stock held indirectly as a director of the three of the Issuer's affiliated corporations.

               Kalleen Lund:

        (a) Kalleen Lund beneficially owns or may be deemed to beneficially own 1,816,656 shares of Class A Common Stock as follows: 501,210 shares of Class A Common Stock and 1,636,085 shares of Class B Common Stock, which may be converted on a one-for-one basis at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Kalleen Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,816,656 shares of Class A Common Stock referenced above: 50,000 shares of Class A Common Stock and 55,571 shares of Class B Common Stock held indirectly as a co-trustee of The Steven J.


                                Page 4 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

               and Kalleen  Lund  Foundation;  and the 75,000  shares of Class A
               Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

        (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,816,656 shares of Class A Common Stock which would constitute 5.2% of the number of shares of the then outstanding Class A Common Stock.

               Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,816,656 shares of Class A Common Stock which would constitute 0.3% of the aggregate voting power of the Issuer.

               Assuming no conversion of the outstanding 1,315,446 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, she would beneficially own or be deemed to beneficially own 501,210 shares of Class A Common Stock and 1,315,446 shares of Class B Common Stock which would constitute 2.3% of the aggregate voting power of the Issuer and 2.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

        (c) (i) Assuming conversion of all outstanding 1,259,875 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to vote or direct the vote, Kalleen Lund would have sole power to vote or direct the vote of 1,636,085 shares of Class A Common Stock held directly.

               (ii)Assuming conversion of all outstanding 55,571 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to vote or direct the vote, Kalleen Lund would have shared power to vote or direct the vote of 180,571 as follows:
               105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and
               75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

               (iii)Assuming conversion of all outstanding 1,259,875 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to dispose or direct the disposition Kalleen Lund would have sole power to dispose or direct the disposition of 1,636,085 shares of Class A Common Stock held directly.

               (iv)Assuming conversion of all outstanding 55,571 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to dispose or direct the disposition, Kalleen Lund would have shared power to dispose or direct the disposition of 180,571 as follows: 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund
               Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.


Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.


                                Page 5 of 6 Pages

                          SCHEDLE 13G (AMENDMENT NO. 2)
                              CUSIP NO. 67018T-10-5

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
         Not applicable.

Item 8.  Identification and classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification
         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          /s/ Steven J. Lund
                                                       By:    Steven J. Lund
                                                       Dated: February 12, 1999


                                                          /s/ Kalleen Lund
                                                       By:    Kalleen Lund
                                                       Dated: February 12, 1999




                                Page 6 of 6 Pages